Exhibit 12

CrowdCheck Law LLP

700 12th Street NW, Suite 700

Washington, DC 20005

February 16, 2024

Board of Directors

Miso Robotics, Inc.

680 East Colorado Blvd, Suite 500,

Pasadena, CA 91101

To the Board of Directors:

We are acting as counsel to Miso Robotics, Inc. (the “Company”) with respect to the preparation and filing of an offering statement on Form 1-A (the “Offering Statement”). The Offering Statement covers the contemplated sale of up to 5,030,181 shares of the Company’s Common Stock for cash consideration, along with up to 503,081 shares of Common Stock eligible to be issued as “Bonus Shares”, as defined in the Offering Statement, for an aggregate of 5,533,262 shares of Common Stock.

In connection with the opinion contained herein, we have examined the Offering Statement, the Eighth Amended and Restated Certificate of Incorporation, Bylaws, and the resolutions of the Company’s board of directors and stockholders, as well as all other documents necessary to render an opinion. In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such copies.

Based upon the foregoing, we are of the opinion that the shares of Common Stock and the Bonus Shares being sold pursuant to the Offering Statement are duly authorized and will be, when issued in the manner described in the Offering Statement, legally and validly issued, fully paid and non-assessable.

No opinion is being rendered hereby with respect to the truth and accuracy, or completeness of the Offering Statement or any portion thereof.

We further consent to the use of this opinion as an exhibit to the Offering Statement.

Yours truly,

/s/ CrowdCheck Law LLP

CrowdCheck Law LLP